Mail Stop 0610						October 21, 2005



Mr. Judson Cooper
Chairman of the Board of Directors
Lev Pharmaceuticals, Inc.
122 East 42nd Street, Suite 2606
New York, New York 10168

Re:	Lev Pharmaceuticals, Inc.
	Preliminary proxy statement filed October 19, 2005
	File No. 0- 32947

Dear Mr. Cooper:


      We have reviewed your filing solely with respect to the section entitled "Corporate Governance and Board of Directors Matters" and proposal number two and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Corporate Governance and Board of Directors Matters, page 7

1. Please expand the discussion to include the information requested by Item 7(d)(1) and (2) of Schedule 14A to the extent applicable.




Proposal No. 2. Approval of the repricing of options to purchase an aggregate of 2,854,900 shares of common stock held by Joshua D.
Schein, the company`s chief executive officer, and Judson Cooper, the company`s chairman, page 9

2. Please expand the discussion in the first paragraph to provide additional details concerning the options and warrants including, the amount of the increase in the number of shares issuable upon exercise of the options and warrants, the specific reason for the reduction in exercise price, why the reduction was implemented six months after the merger, and specifically how the reductions were calculated.

3. Please expand the discussion to indicate why the board determined the repricing should be subject to shareholder approval. In addition, please clarify what, if anything, will happen in the event the proposal is not approved by shareholders.

4.  Please expand the discussion to indicate whether Messrs.
Schein
and Cooper will vote on the proposal or whether approval requires a vote by a majority of disinterested shareholders.

5. Please expand the discussion to provide market price information on the dates of the repricing, board action, and the most recent date practicable. In addition, discuss the extent to which Messrs.
Schein
and Cooper benefited, respectively, as a result of the repricing.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact John L. Krug at (202) 551-3862, Senior
Counsel,
or me at (202) 551-3715 if you have any questions.


Sincerely,


Jeffrey Riedler
Assistant Director